UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25	SEC FILE NUMBER 000-19266
NOTIFICATION OF LATE FILING	CUSIP NUMBER 019222 10 8

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: June 30, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:_______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Allied Healthcare Products, Inc.

Full Name of Registrant

Former Name if Applicable

1720 Sublette Avenue

Address of Principal Executive Office (Street and Number)

St. Louis, Missouri 63110

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form prescribed due date; or the subject quarterly report or N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 28, 2022, the Company’s management concluded that its projections for sales for fiscal year 2023 could not be relied upon. This impacts the Company’s disclosures concerning liquidity and capital resources, risk factors and other items included in the Annual Report on Form 10-K.

Because of the recent nature of this development, the Company is unable to file its Annual Report on Form 10-K for the period ended June 30, 2022 by the prescribed due date without unreasonable effort and expense. The Company expects to file its Annual Report on Form 10-K within fifteen calendar days after the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daniel C. Dunn	314	771-2400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒  No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a loss of $4.8 million before taxes for fiscal 2022, compared to income of $1.8 million before taxes for fiscal 2021. It recorded an income tax benefit of $174,444 in fiscal 2022, compared to an income tax provision of $72,484 in fiscal 2021.

Net sales for fiscal 2022 of $27.0 million are expected to be $9.3 million or 25.6% lower than net sales of $36.3 million in fiscal 2021. Domestically, sales decreased by $3.5 million dollars while international sales, which represented 23.6% of fiscal 2022 sales, were $5.7 million lower. The $9.3 million decrease in sales includes a $2.5 million decrease in medical gas equipment and a $6.8 million decrease in emergency medical products consisting of a $4.9 million decrease in AHP300 ventilator sales. In the fiscal year ended June 30, 2021 the Company fulfilled orders that were taken at the start of the pandemic in fiscal 2020. Sales in fiscal 2022 were also negatively impacted by supply chain delays, production delays, and a staffing shortage in our manufacturing operation. The Company expects these trends to continue in fiscal 2023.

The Company expects to report that orders for the Company’s products for the year ended June 30, 2022 were $28.5 million were $1.1 million or 3.7% lower than orders for the year ended June 30, 2021 of $29.6 million. Domestic orders are down 2.1% from the prior fiscal year while international orders, which represented 25.0% of orders for fiscal 2022, were 7.8% lower than orders for the prior year same period. The decrease in orders was primarily due to a $1.7 million decrease in orders for AHP300 ventilators. This decrease was partially offset by a $0.3 million increase in medical gas equipment and $0.6 million increase in respiratory care products.

The Company expects to report that respiratory care product sales, which include homecare products, were $8.2 million in fiscal 2022 compared to $8.1 million in 2021. Respiratory care products include carbon dioxide absorbents. For the year ended June 30, 2022 the Company had carbon dioxide absorbent sales of Carbolime® and Litholyme® of $3.7 million.

The Company expects that medical gas equipment sales, which include construction products, of $13.4 million in fiscal 2022 were approximately $2.5 million, or 15.7% lower than prior year levels of $15.9 million, while orders for these products increased by 2.0%. The decrease in sales was attributable to production and shipping problems and the timing of customer releases.

The Company expects that emergency medical product sales in fiscal 2022 were $5.4 million, which is $6.9 million or 56.1% lower than fiscal 2021 sales of $12.3 million. International sales of emergency medical products decreased by $4.9 million from the prior year while domestic sales decreased by $1.9 million.

International sales, which are included in the product lines discussed above, decreased $5.7 million, or 47.1%, to $6.4 million in fiscal 2022 compared to sales of $12.1 million in fiscal 2021. The decrease was primarily for AHP300 ventilators.

The Company expects to report gross profit in fiscal 2022 of $2.5 million, or 9.3% of sales, compared to a gross profit of $7.1 million, or 19.6% of sales in fiscal 2021. The $4.6 million decrease in gross profit is mainly attributable to a $9.3 million decrease in sales. The decrease in gross profit was also attributable to increase of cost due to inflation for our purchased raw materials and components.

The Company expects that Selling, General, and Administrative (“SG&A”) expenses for fiscal 2022 were $7.1 million compared to SG&A expenses of $7.6 million in fiscal 2021. The decrease is primarily due to a $0.5 million decrease in personnel costs consisting of salaries and benefits and a $0.3 million decrease in legal fees in fiscal 2022. These decreases were partially offset by a $0.2 million increase for environmental remediation expenses in fiscal 2022.

Allied Healthcare Products, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 28, 2022	By	/s/ Daniel C. Dunn
		Name	Daniel C. Dunn
		Title	Vice President, Chief Financial Officer, Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.